UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42444

YSX TECH CO. LTD

401, 4 / F, Building 12, 1601 South Guangzhou Avenue, Haizhu District,

Guangzhou, Guangdong, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 17, 2024, YSX TECH CO. LTD (the “Company” or “YSXT”) entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood Capital Partners, LLC (“Kingswood”), as the representative of the underwriters listed on Schedule I to the Underwriting Agreement, relating to the Company’s initial public offering (the “IPO”).

On December 19, 2024 (the “Closing Date”), the Company closed its IPO of 1,250,000 Class A ordinary shares, par value $$0.0001 per share (the “Ordinary Shares”), pursuant to certain registration statements on Form F-1 (File No333-280312), which were declared effective by the U.S. Securities and Exchange Commission on December 17, 2024. The Ordinary Shares were priced at $4.00 per share and the IPO was conducted on a firm commitment basis. The Ordinary Shares commenced trading under the symbol “YSXT” on the Nasdaq Capital Market on December 18, 2024. On the Closing Date, the Company also closed the sale of an additional 187,500 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of $4.00 per share.

The Company issued press releases announcing the pricing and closing of the IPO on December 17, 2024 and December 19, 2024, respectively. A copy of each press release is furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively, which are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH CO. LTD

Date: December 19, 2024	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated December 17, 2024
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering